

Mark Emery · 3rd

CEO, Entrepreneur, Board Member, Investor

Atlanta, Georgia, United States · Contact info

500+ connections

Juvo360

Experience

Co-Founder/CEO
Juvo360 · Full-time
2017 - Present · 5 yrs 2 mos
Atlanta

Juvo is a job assistance app for hourly workers. Unlike job platforms and staffing agencies, Juvo helps people quickly increase their take home pay by presenting job openings nearby that fit their commute, schedule and experience.
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Member, Board of Directors
JUST PEOPLE, INC.
Jun 2020 - Present · 1 yr 9 mos
Atlanta, Georgia

Investor, Member Board of Directors
MCM Solutions
Jan 2018 - Present · 4 yrs 2 mos
Southeast

Provide strategy, insight, and financial oversight.

SVP, Product & Strategy
GoHire (A Red Book Connect Company)
Feb 2012 - 2014 · 2 yrs

Responsible for GoHire product and Channel sales while developing New Product Strategy and roadmap for the RBC portfolio of acquired products.

SVP Marketing & Alliances
MRC, LLC (Acquired by Red Book Connect)
Feb 2012 - Sep 2012 · 8 mos

Responsibilities include all marketing activities to drive top line growth. This includes developing strategies and plans for Channel and Alliance Sales, lead development, brand messaging across all direct and indirect channels. P&L accountability and executive oversight as a director of the company including, technology, finance, operations and compliance functions.

See all 7 experiences